UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

GLOBAL INNOVATIVE SYSTEMS, INC.
(Exact name of registrant as specified in its corporate charter)

000-30299
(Commission File Number)

Nevada
(State or other jurisdiction of incorporation)

98-0217653
(IRS Employer Identification No.)

2114 Nanton Avenue
Vancouver, British Columbia, Canada V6L 3C7
(Address of principal executive offices)

604.737.6030
(Issuer’s telephone number, including area code)

GLOBAL INNOVATIVE SYSTEMS, INC.

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

GENERAL

This Information Statement is being delivered on or about December 23, 2004 to the holders of record of the shares of common stock (the “Common Stock”) of Global Innovative Systems, Inc., a Nevada corporation (the “Company”) as of December 21, 2004. The Company anticipates entering into a Share Exchange Agreement (the “Share Exchange Agreement”), with Tech Team Holdings Limited, a Cayman Islands company (“Tech Team”), and the principal shareholders of Tech Team as set out in the Share Exchange Agreement.

The Share Exchange Agreement contemplates that the Company will acquire all the issued and outstanding shares of Tech Team in consideration for the issuance of an aggregate of approximately 13,000,000 shares (post split shares after effecting a four for one forward stock split) of the Company’s common stock which will represent approximately 68.3% of the Company’s outstanding shares upon closing. The terms and conditions of the Share Exchange Agreement are summarized below under the heading “SHARE EXCHANGE AGREEMENT”.

As a condition to the closing of the Share Exchange Agreement, the Company’s current board of directors will appoint Bondy Tan, Richard Wong, Charles Ming, Charles Cheung and Carrie Cheng as members of the Company’s board of directors. The appointment of the new board will be effective at least ten days after the delivery of this Information Statement. Following the effective date, Bondy Tan, Richard Wong, Charles Ming, Charles Cheung and Carrie Cheng will be appointed to the board of directors of the Company. Such directors, however, will not take office until at least ten days after this Information Statement is mailed or delivered to all of the shareholders of the Company in compliance with Section 14(f) of the Securities Act of 1934, as amended, and Rule 14(f)-1 thereunder.

THIS INFORMATION STATEMENT IS PROVIDED TO YOU FOR INFORMATION PURPOSES ONLY. THE COMPANY IS NOT SOLICITING PROXIES IN CONNECTION WITH THE ITEMS DESCRIBED IN THIS INFORMATION STATEMENT. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

THE SHARE EXCHANGE AGREEMENT

The Share Exchange Agreement is summarized as follows:

Tech Team Holdings Limited

Tech Team was incorporated under the laws of the Cayman Islands on February 15, 2002. Tech Team is a developer, manufacturer and integrator of energy-saving products and technologies, as described below.

The Share Exchange Agreement

The Share Exchange Agreement contemplates the acquisition by the Company of all of the issued and outstanding shares of Tech Team from the shareholders of Tech Team. Upon completion of the Share Exchange Agreement, the Company will issue shares of its common stock to the shareholders of Tech Team on the basis of one share of the Company’s common stock for each 27.29219 outstanding common shares of Tech Team. There are presently 354,798,533 common shares of Tech Team issued and outstanding. Provided that all of the shareholders of Tech Team agree to exchange their shares pursuant to the terms of the Share Exchange Agreement, the Company will issue 13,000,000 shares (post split shares after effecting a four for one forward stock split) of the Company’s common stock to the shareholders of Tech Team on completion of the Share Exchange Agreement.

The shares of the Company’s common stock to be issued to shareholders of Tech Team on completion of the Share Exchange Agreement will not be registered under the Securities Act of 1933 (the “1933 Act”) or under the securities laws of any state in the United States, and will be issued in reliance upon an exemption from registration under the 1933 Act and an exemption from the registration and prospectus requirements of the Securities Act (British Columbia).

Conditions Precedent to the Closing of the Share Exchange Agreement

The closing of the Share Exchange Agreement is subject to satisfaction of conditions precedent to closing as set forth in the Share Exchange Agreement including, but not limited to, the following:

1.	the Company and Tech Team will have received duly executed copies of all third-party consents and approvals contemplated by the Share Exchange Agreement;

2.	no material adverse effect will have occurred with the business or assets of the Company or Tech Team since the date of the Share Exchange Agreement;

3.	no suit, action or proceeding will be pending or threatened which would (i) prevent the consummation of any of the transactions contemplated by the Share Exchange Agreement, or (ii) cause the transaction to be rescinded following consummation;

4.	Tech Team will have no more than 354,798,533 shares outstanding on the closing date of the Share Exchange Agreement;

5.	the Company will have no more than 6,033,096 shares (post split shares after effecting a four for one forward stock split) outstanding on the closing date of the Share Exchange Agreement;

6.	the Company and Tech Team will be reasonably satisfied with their respective due diligence investigation of each other;

7.	the Company and Tech Team and the respective accountants of each will be reasonably satisfied with their respective due diligence investigation of the audited financial statements of each other; and

8.	Tech Team will have received a signed director’s resolution of the Company appointing Bondy Tan, Richard Wong, Charles Ming, Charles Cheung and Carrie Cheng to the Company’s board of directors, which appointments will be effective at least ten days after the filing of this Information Statement.

Due to conditions precedent to closing, as set out above, and the risk that these conditions precedent will not be satisfied, there is no assurance that the Company will complete the share exchange as contemplated in the Share Exchange Agreement.

Stock Split

As contemplated in the Share Exchange Agreement, the Company has agreed to effect a four for one split of the Company’s common stock. The Company’s board of directors has approved the forward stock split and anticipates that the forward stock split will be effective on or about December 23, 2004. The shares to be issued by the Company on closing of the Share Exchange Agreement will be post-split shares.

Closing of the Share Exchange Agreement

The closing date for the closing of the Share Exchange Agreement is anticipated as January 4, 2005, subject to the satisfaction of the conditions precedent to closing by that date. In the event that the closing does not occur by January 31, 2005, then the Share Exchange Agreement will terminate unless extended by written agreement among all of the parties.

Upon closing of the Share Exchange Agreement and completion of the Stock Split, the Company will have been reorganized as follows:

1.	the Company’s issued and outstanding shares will consist of 19,033,096 shares of common stock;

2.	the Company will own Tech Team as a wholly-owned subsidiary;

3.	the former shareholders of Tech Team will own 13,000,000 shares (post split shares after effecting a four for one forward stock split) of the Company’s common stock, representing approximately 68.3% of the issued and outstanding shares of the Company; and

4.	the board of directors of the Company will be comprised of William McGinty, Bondy Tan, Richard Wong, Charles Ming, Charles Cheung and Carrie Cheng.

Due to conditions precedent to closing, as outlined above, and the risk that these conditions precedent will not be satisfied, there is no assurance that the Company will complete the acquisition of Tech Team as planned. Upon consummation of the Share Exchange Agreement, the reorganization of the Company will result in a change of control of the Company.

Description of the Business of Tech Team

Tech Team is a developer, manufacturer and integrator of energy-saving products and technologies. Tech Team’s primary product is the Eco-Pro® Energy Saver, a proprietary system which reduces energy consumed by lighting and other electrical equipment and acts as a protective buffer against voltage surges and other distortions. The technology can be applied to a broad range of commercial, industrial, civil and residential applications, including commercial buildings, office buildings, factories, industrial plants and street lighting. In addition, Tech Team distributes complementary energy-efficiency products which can be integrated with the Eco-Pro® Energy Saver system. The company also provides consulting and end-user training services which enables Tech Team to offer comprehensive energy management solutions to prospective clients.

VOTING SECURITIES AND PRINCIPAL SHAREHOLDERS

Voting Securities of the Company

On December 23, 2004, there were 1,508,274 shares of the Company’s common stock issued and outstanding. Each share of common stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information concerning the number of shares of the Company’s common stock owned beneficially as of December 23, 2004 by: (i) each person (including any group) known to us to own more than five percent (5%) of any class of the Company’s voting securities, (ii) each of the Company’s directors and named executive officers, and (iii) officers and directors as a group. Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.

Current Beneficial Owners
Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner (1)	Percent of Class
Common Shares	William McGinty (Executive Officer, Director) 2114 Nanton Avenue, Vancouver, B.C., Canada V6L 3C7	150,000	10.0%
Common Shares	All Officers, Directors and persons owning more than 5% as a group (1 person)	150,000	10.0%

(1)	Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding on December 23, 2004. As of December 23, 2004, there were 1,508,274 shares of the Company’s common stock issued and outstanding.

The following table sets forth certain information concerning the number of shares of the Company’s common stock, anticipated to be acquired upon the closing of the Share Exchange Agreement and after the four for one forward stock split has been effected by: (i) each person (including any group) anticipated to own more than five percent (5%) of any class of the Company’s voting securities; (ii) each of the Company’s proposed directors and named executive officers; and (iii) proposed officers and directors as a group.

Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.

Beneficial Owners on Closing of Share Exchange Agreement
Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner (1)	Percent of Class
Common Shares	William McGinty (Director) 2114 Nanton Ave., Vancouver, BC, Canada, V6L 3C7	600,000	3.2%
Common Shares	Bondy Tan (Executive Officer, Director) Flat E, 39/F., Tower 2, Kornville, 38 Yau Man Street, Quarry Bay, Hong Kong	4,335,778(2)	22.8%
Common Shares	Richard Wong (Director) Flat 3A, 71 Lyttelton Road, Mid-Levels, Hong Kong	Nil	Nil
Common Shares	Charles Ming (Director) Unit 707, New World Tower, Tower 1, 16-18 Queen's Rd., Central, Hong Kong	729,145(3)	3.8%
Common Shares	Charles Cheung (Director) A2, 6/F Evergreen Villa, 43 Stubbs Road, Hong Kong	1,458,293(4)	7.7%
Common Shares	Carrie Cheng (Director) House 30, Phase I, Marina Cove, Sai Kung, Hong Kong	Nil	Nil
Common Shares	Victor Chang (Executive Officer) 2701 Admiralty Centre, Tower I, 18 Harcourt Rd., Hong Kong	291,658	1.5%
Common Shares	Mandy Kee (Executive Officer) Room 1006, Osprey House, Sha Kok Estate, Shatin, N.T., Hong Kong	Nil	Nil
Common Shares	Ronny Lau (Executive Officer) Flat D, 1/F., Block 5, Barwin Court, 154 Argyle St., Kowloon, Hong Kong	Nil	Nil
Common Shares	Raymond Ho (Executive Officer) 7H, Willow Mansion, Tai Koo Shing, Hong Kong	Nil	Nil
Common Shares	All Officers, Directors and persons owning more than 5% as a Group (9 persons)	7,414,875	35.80%

(1)	Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding. Percentages are based on number of shares outstanding after 13,000,000 shares have been issued in connection with the closing of the acquisition and after the four for one stock split has been effected.

(2)	Upon closing of the Share Exchange Agreement, Bondy Tan is anticipated to indirectly own 2,730,685 shares through his wholly-owned subsidiary, Glory Hill Holdings Limited, 1,033,501 shares through his wholly-owned subsidiary, Full Scope Group Ltd., and 571,592 shares through his wholly-owned subsidiary, Excel Means Limited.

(3)	Upon closing of the Share Exchange Agreement, Charles Ming is anticipated to indirectly own 729,146 shares through his wholly-owned subsidiary, Sure Vantage Enterprise Limited.

(4)	Upon closing of the Share Exchange Agreement, Charles Cheung is anticipated to indirectly own 1,458,293 shares through his wholly-owned subsidiary, Leisure Assets Ltd.

Change in Control

There will be a change in control of the Company upon completion of the share exchange contemplated by the Share Exchange Agreement. The board of directors of the Company will be comprised of William McGinty, Bondy Tan, Richard Wong, Charles Ming, Charles Cheung and Carrie Cheng. The former shareholders of Tech Team will own 13,000,000 shares (post split shares after effecting a four for one forward stock split) of the Company’s common stock, representing 68.3% of the issued and outstanding shares of the Company.

DIRECTORS AND EXECUTIVE OFFICERS

As a condition to the closing of the Share Exchange Agreement, the Company’s current board of directors will appoint Bondy Tan, Richard Wong, Charles Ming, Charles Cheung and Carrie Cheng as members of the Company’s board of directors upon closing. Such directors, however, will not take office until at least ten days after this Information Statement is mailed or delivered to all of the shareholders of the Company in compliance with Section 14(f) of the Securities Act of 1934, as amended, and Rule 14(f)-1 thereunder.

The following table sets forth information regarding the Company’s current director and executive officer:

Name, Place of Residence	Position Held	Age	Date First Appointed
William McGinty 2114 Nanton Avenue, Vancouver, B.C., Canada V6L 3C7	President, Secretary, Treasurer, Director	57	October 22, 2003 (President, Secretary, Treasurer)

Business Experience

The following is a brief account of the education and business experience of the current director and executive officer during at least the past five years, indicating the person’s principal occupation during the period, and the name and principal business of the organization by which he was employed.

WILLIAM MCGINTY

From 1999 to 2000, Mr. McGinty served as President of CallDirect Enterprises Inc., a direct-mail catalogue company he founded in 1995 to sell communications products across Canada. In this position, Mr. McGinty was responsible for overall operational management and strategic planning. From September 2000 to July 2001, Mr. McGinty served as Manager of Operations for Canada Payphone Corp., a supplier of payphone and ATM related equipment and services. From September 2001 to present, Mr. McGinty has served as a consultant to Digitel Systems, a supplier of business telephone, conferencing and voice over IP systems and services. Mr. McGinty has also served as the Company’s President, Secretary and Treasurer since October 2003 and a director since November 2003.

Proposed Directors and Executive Officers

The following table sets forth information regarding the Company’s proposed directors and officers, to be appointed upon the closing of the Share Exchange Agreement and upon compliance with Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder:

Name and Address of Proposed Director or Executive Officer	Proposed Position with Global	Age
DIRECTORS
Bondy Tan Flat E, 39/F., Tower 2, Kornville, 38 Yau Man Street, Quarry Bay, Hong Kong	Director, President, CEO	38
Richard Wong Flat 3A, 71 Lyttelton Road, Mid-Levels, Hong Kong	Director	53
Charles Ming Unit 707, New World Tower, Tower 1, 16-18 Queen's Rd., Central, Hong Kong	Director	70
Charles Cheung A2, 6/F Evergreen Villa, 43 Stubbs Road, Hong Kong	Director	68
Carrie Cheng House 30, Phase I, Marina Cove, Sai Kung, Hong Kong	Director	39
EXECUTIVE OFFICERS
Victor Chang 2701 Admiralty Centre, Tower I, 18 Harcourt Rd., Hong Kong	Business Development Manager	34
Mandy Kee Room 1006, Osprey House, Sha Kok Estate, Shatin, N.T., Hong Kong	Finance Manager	30
Ronny Lau Flat D, 1/F., Block 5, Barwin Court, 154 Argyle St., Kowloon, Hong Kong	Operations Manager	41
Raymond Ho 7H, Willow Mansion, Tai Koo Shing, Hong Kong	Engineering Manager	49

Business Experience

The following is a brief account of the education and business experience of each proposed director and executive officer to be appointed upon the closing of the Share Exchange Agreement, during at least the past five years, indicating each person’s principal occupation during the period, and the name and principal business of the organization by which he or she was employed.

BONDY TAN

Upon the closing of the Share Exchange Agreement, Bondy Tan is anticipated to be appointed director, President and Chief Executive Officer of the Company. From November 1999 to present, Mr. Tan has served as the Chief Executive Officer and a director of Tech Team. Mr. Tan incorporated Tech Team and has led its development and growth over the past five years. In this role, Mr. Tan is responsible for the overall management and strategic planning for Tech Team and its subsidiaries. Mr. Tan’s experience includes an additional ten years of marketing management and business development roles in China and Hong Kong. His former positions include Marketing & Sales Coordinator for Sony (Hong Kong), where he was responsible for advertising, promotion and sales activities for Sony in China and Hong Kong. Mr. Tan also held several roles with Caltex, a wholly-owned subsidiary of Chevron Texaco Corporation, in China and Hong Kong. In these positions, Mr. Tan rebuilt Caltex’s corporate image, developed brand awareness in China, led the formation of two joint venture projects and managed the operation of 51 service stations in Hong Kong. Mr. Tan holds a Bachelor of Commerce, with a major in company law, from Murdoch University in Australia, and a Bachelor of Business, with a major in marketing, from Edith Cowan University in Australia.

RICHARD WONG

Upon the closing of the Share Exchange Agreement, Richard Wong is anticipated to be appointed director of the Company. From 1997 to present, Mr. Wong has served as a Consultant with Asian Fund Consultants and Cyril Fung Associates. In these positions, Mr. Wong provides capital-raising, strategic planning and corporate development services to Asian companies in a variety of industries including financial services, environmental technology, energy and information technology. Mr. Wong’s experience includes an additional 15 years of finance, investment management, capital raising and consulting roles in the Asia Pacific region. His former positions include Regional Representative for State Street Bank of Boston in Singapore, where he was responsible for promoting mutual funds, commercial banking services and global custodian services in Asian markets. Mr. Wong also served as Managing Director for a wholly-owned subsidiary of Union Bank of Switzerland in Hong Kong, where he established a China private equity fund. Mr. Wong holds a Bachelor of Arts degree from Princeton University, as well as a Juris Doctor degree from Cornell Law School.

CHARLES MING

Upon the closing of the Share Exchange Agreement, Charles Ming is anticipated to be appointed director of the Company. From 1989 to present, Mr. Ming has served as owner and director of Charles Ming & Associates Ltd., an architectural and project development consulting company based in Hong Kong. In this role as principle, Mr. Ming provides overall strategic direction and planning, management leadership and relationship development. Mr. Ming’s experience includes an additional 10 years of financial and corporate development experience within the gaming and mining businesses. He has previously served as Chairman of Gold Rush Gaming & Mining Corp. and as a director of Great Canadian Casino Corp., both Canadian public companies. Mr. Ming also currently serves as a director of Magnum d’Or Resources Inc., a United States public company with a class of securities subject to the requirements of section 15(d) of the Securities Exchange Act. Mr. Ming is a qualified architect within Hong Kong, Australia, Great Britain and Canada.

CHARLES CHEUNG

Upon the closing of the Share Exchange Agreement, Charles Cheung is anticipated to be appointed director of the Company. For the past five years, Mr. Cheung has served as Group Chief Executive and Executive Deputy Chairman of Mission Hills Group, the world’s largest golf club and resort in Shenzhen, China. In this role, Mr. Cheung provides strategic planning, financial, business development and management leadership. Mr. Cheung currently serves as non-executive Director and Chairman of the Audit Committee of four publicly-listed Hong Kong companies, K. Wah International Holdings Ltd., K. Wah Construction Materials Ltd., Pioneer Global Group Ltd. and Prime Investments Holdings Ltd. He also serves as non-executive director of B&S Entertainment Holdings Ltd., which is also a Hong Kong publicly-listed company. Mr. Cheung also currently acts as a Senior Advisor to the Metropolitan Bank and Trust Company of the Philippines, Chairman of the University of Victoria’s Hong Kong Foundation in Canada, and Vice Chairman of the Guangdong Province Golf Association. Mr. Cheung’s experience also includes over 30 years of diverse business experience, including 22 years in senior management positions within the banking industry and former director and advisor to the Tung Wah Group of Hospitals. Mr. Cheung was awarded the Hong Kong Listed Company Non-Executive Director of the Year Award in 2002. Mr. Cheung holds Honorary Doctor, Master and Bachelor of Science degrees in Business Administration, and is a Fellow of the Hong Kong Institute of Commercial Management.

CARRIE CHENG

Upon the closing of the Share Exchange Agreement, Carrie Cheng is anticipated to be appointed director of the Company. From 1996 to 2002, Ms. Cheng served as Sales and Marketing Controller, Hong Kong Branch for Asia Pulp and Paper Co. Ltd., the largest pulp and paper manufacturer in Asia and amongst the ten largest in the world. In this role, Ms. Cheng managed sales teams and distributor relationships, developed and implemented marketing plans, PR campaigns and pricing strategies, and led the development of group business in Hong Kong and China. From 2002 to present, Ms. Cheng has served as a Consultant to Tomi Fuji Corporation Ltd., a diversified trading company active in power supply, pulp and paper. In this role, Ms. Cheng is leading the creation and management of an energy management services team targeting the China and Indonesian markets. Ms. Cheng’s experience includes an additional 8 years of sales and marketing experience within the pulp and paper industry. Ms. Cheng holds a Bachelor of Business Studies with a major in marketing from University of Hong Kong Polytechnic.

VICTOR CHANG

Upon the closing of the Share Exchange Agreement, Victor Chang is anticipated to be appointed Business Development Manager of the Company. From 1999 to 2002, Mr. Chang served as Country Manager, Greater China and Japan for Newmans International, a processed fruit manufacturer based in New Zealand. In this role, Mr. Chang was responsible for establishing operations in Hong Kong and managing group operations throughout China and Japan, including leading strategic planning, developing new accounts and building relationships with distributors. From 2003 to present, Mr. Chang has served as Business Development Manager with Tech Team Development Limited, where he is responsible for marketing Tech Team products throughout Asia, as well as participating in strategic planning for marketing, financial and new product development initiatives. Mr. Chang’s experience includes an additional 5 years of sales and marketing experience within the financial and real estate industries in North America and Hong Kong. Mr. Chang holds a B. Sc. in Business Administration, with majors in finance and marketing, from Boston University.

MANDY KEE

Upon the closing of the Share Exchange Agreement, Mandy Kee is anticipated to be appointed Finance Manager of the Company. From 1995 to 2000, Ms. Kee served as Audit Semi-Senior with Chan & Wat Certified Public Accountants in Hong Kong where she conducted audit assignments and evaluated internal financial control systems for clients in various industries. From 2000 to 2001, Ms. Kee served as Senior Accounts Clerk for Guinness UDV Greater China Limited where she monitored trade and debtor controls and prepared financial budgets. From 2002 to 2003, Ms. Kee served as Audit Senior with Fine Sincere Corporate Services Limited where she supervised an audit team and advised clients on tax planning and internal financial control procedures. From 2003 to present, Ms. Kee has served as Finance Manager for Tech Team Development Limited. In this role, Ms. Kee is responsible for supervising the preparation of financial reports and budgets, reviewing accounting procedures and policies, and liaising with bankers and investment partners. Ms. Kee holds the designations of Certified Public Accountant and Registered Financial Planner, and she is also a member of the UK Association of Chartered Certified Accountants.

RONNY LAU

Upon the consummation of the Share Exchange Agreement, Ronny Lau is anticipated to be appointed Operations Manager of the Company. From 2000 to present, Mr. Lau has served as Operations Manager with Grandplex Development Limited. In this role, Mr. Lau is responsible for supervising the overall operational, administrative and human resource management functions of the Tech Team Group of companies. Mr. Lau is also the designated management representative responsible for coordinating the execution of ISO:9000:2000 quality management system standards within the organization. Mr. Lau holds a Bachelor of Business with a major in Accounting and a Master of Engineering Management from the University of Technology in Sydney, Australia, and a Post-Graduate Certificate in Human Resource Management from Wuhan University of Technology in China.

RAYMOND HO

Upon the consummation of the Share Exchange Agreement, Raymond Ho is anticipated to be appointed Engineering Manager of the Company. From 1998 to 2001, Mr. Ho served as Engineering Manager with Dong Jun Holdings Ltd., a firm engaged in property development and investment in China. In this role, Mr. Ho was responsible for overseeing all of the engineering activities conducting by the company and its subsidiaries. From 1983 to 2004, Mr. Ho served as a Consultant with Engineered Services Company, an engineering consulting company based in Hong Kong. In this role, Mr. Ho managed the provision of engineering consultancy services to clients. From 2004 to present, Mr. Ho has served as Engineering Manager with Tech Team Development Limited, where he is responsible for overseeing the provision of engineering consultancy services offered by the Tech Team group of companies. Mr. Ho holds Higher Certificates in Production and Industrial Engineering, and in Building Services Engineering, from Hong Kong Polytechnic University. He also holds a Graduate Certificate in Business Management from the University of Southern Queensland in Australia.

LEGAL PROCEEDINGS INVOLVING DIRECTORS AND EXECUTIVE OFFICERS

The Company is not aware of any legal proceedings in which any director or officer, any proposed director or officer, or any owner of record or beneficial owner of more than 5% of any class of voting securities of the Company, or any affiliate of any such director or officer, proposed director or officer or security holder, is a party adverse to the Company or has a material interest adverse to the Company.

COMMITTEES

We currently do not have audit, nominating or compensation committees or committees performing similar functions. There has not been any defined policy or procedure requirements for shareholders to submit recommendations or nomination for directors.

CERTAIN RELATED TRANSACTIONS AND RELATIONSHIPS

Except as described below, none of the following persons has any direct or indirect material interest in any transaction to which the Company was or is a party during the past two years, or in any proposed transaction to which the Company proposes to be a party:

(1)	any director or officer of the Company;

(2)	any proposed director of officer of the Company;

(3)	any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to the Company’s common stock; or

(4)	any relative or spouse of any of the foregoing persons, or any relative of such spouse, who has the same house as such person or who is a director or officer of any parent or subsidiary.

Upon closing of the Share Exchange Agreement, the following proposed directors and officers will acquire the following number of shares in the capital of the Company:

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class(1)
Common Shares	Bondy Tan (Executive Officer, Director) Flat E, 39/F., Tower 2, Kornville, 38 Yau Man Street, Quarry Bay, Hong Kong	4,335,778(2)	22.8%
Common Shares	Charles Ming (Director) Unit 707, New World Tower, Tower 1, 16-18 Queen's Rd., Central, Hong Kong	729,146(3)	3.8%
Common Shares	Charles Cheung (Director) A2, 6/F Evergreen Villa, 43 Stubbs Road, Hong Kong	1,458,293(4)	7.7%
Common Shares	Victor Chang (Executive Officer) 2701 Admiralty Centre, Tower I, 18 Harcourt Rd., Hong Kong	291,658	1.5%

(1)	Based on 19,033,096 shares of common stock anticipated to be issued and outstanding as of the closing of the acquisition and effecting the four for one forward stock split.

(2)	Upon the closing of the Share Exchange Agreement, Bondy Tan is anticipated to indirectly own 2,730,685 shares through his wholly-owned subsidiary, Glory Hill Holdings Limited, 1,033,501 shares through his wholly-owned subsidiary, Full Scope Group Ltd., and 571,592 shares through his wholly-owned subsidiary, Excel Means Limited.

(3)	Upon the closing of the Share Exchange Agreement, Charles Ming is anticipated to indirectly own 729,146 shares through his wholly-owned subsidiary, Sure Vantage Enterprise Limited.

(4)	Upon the closing of the Share Exchange Agreement, Charles Cheung is anticipated to indirectly own 1,458,293 shares through his wholly-owned subsidiary, Leisure Assets Ltd.

COMPLIANCE WITH SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company’s executive officers and directors, and persons who beneficially own more than 10% of a registered class of the Company’s equity securities to file with the Securities and Exchange Commission initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of the Company’s common stock and other equity securities, on Forms 3, 4 and 5 respectively. Executive officers, directors and greater than 10% shareholders are required by the Securities and Exchange Commission regulations to furnish the Company with copies of all Section 16(a) reports they file. Based on the Company’s review of the copies of such forms received by it, and to the best of the Company’s knowledge, all executive officers, directors and greater than 10% shareholders filed the required reports in a timely manner.

EXECUTIVE COMPENSATION

Particulars of compensation paid to:

1.	the Company’s chief executive officer (“CEO”);

2.	each of the Company’s four most highly compensated executive officers who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $100,000 per year; or

3.	any additional individuals for whom disclosure would have been provided under (2) but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year;

(each a “Named Executive Officer”) is set out in the summary compensation table below:

Summary Compensation Table

SUMMARY COMPENSATION TABLE
		Annual Compensation			Long Term Compensation
					Awards(1)		Payouts
Name and Principal Position	Year	Salary	Bonus	Other Annual Compen- sation(2)	Securities Under Options/ SAR's Granted	Restricted Shares or Restricted Share Units	LTIP Pay- Outs	All Other Compen- sation
William McGinty President, Secretary, Treasurer and Director	2004 2003	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil

(1)	Other than indicated below, the Company has not granted any restricted shares or restricted share units, stock appreciation rights or long term incentive plan payouts to the Named Executive Officers during the fiscal years indicated.

(2)	The value of prerequisites and other personal benefits, securities and property for the Named Executive Officers that do not exceed the lesser of $50,000 or 10% of the total of the annual salary and bonus are not reported herein.

Options and SARS

There were no options granted to the Named Executive Officers during the most recently completed financial year. There were no options exercised by the Named Executive Officers during the most recently completed financial year. There were no options held by the Named Executive Officers that were repriced downward during the most recently completed financial year. There were no defined benefits or actuarial plans in place for the Named Executive Officers during the most recently completed financial year. There are no employment contracts or compensatory plans or arrangements between the Company and the Named Executive Officers. The Company has no compensation committee.

Employment/Consulting Agreements

The Company does not currently have any active employment or consulting agreements with any parties.

Long-Term Incentive Plans

There are no arrangements or plans in which we provide pension, retirement or similar benefits for directors or executive officers, except that the Company’s directors and executive officers may receive stock options at the discretion of its board of directors. The Company does not have any material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company’s directors or executive officers, except that stock options may be granted at the discretion of the board of directors.

As of the date of this Information Statement, we have no compensatory plan or arrangement with respect to any officer that results or will result in the payment of compensation in any form from the resignation, retirement or any other termination of employment of such officer’s employment with the Company, from a change in control of the Company or a change in such officer’s responsibilities following a change in control where the value of such compensation exceeds $60,000 per executive officer.

Directors’ Compensation

The Company reimburses its directors for expenses incurred in connection with attending board meetings. The Company did not pay director’s fees or other cash compensation for services rendered to its sole director in the year ended September 30, 2004.

The Company has no other formal plan for compensating its directors for their service in their capacity as directors although such directors are expected to receive options in the future to purchase shares of common stock as awarded by the Company’s board of directors or (as to future options) a compensation committee which may be established in the future. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Company’s board of directors. The board of directors may award special remuneration to any director undertaking any special services on behalf of the Company other than services ordinarily required of a director.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

GLOBAL INNOVATIVE SYSTEMS INC.

/s/ William McGinty
William McGinty
President

Dated: December 23, 2004